PROXY RESULTS (Unaudited)

Cohen & Steers Select Preferred and Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 25, 2013. The description of each proposal and number of shares voted are as follows:

Common Shares
		Shares Voted For		Authority Withheld
To elect Directors:
Martin Cohen		10,014,774.575		190,262.046
Richard J. Norman	10,061,228.188		143,808.433
Frank K. Ross		10,062,676.144		142,360.477